601 Lexington Avenue
New York, NY 10022
Pamela Poland Chen, Esq.	United States
To Call Writer Directly:		Facsimile:
+1 212 341 7825	+1 212 446 4800	+1 212 446 4900
pamela.chen@kirkland.com
www.kirkland.com

March 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin

Re:	TCW Private Asset Income Fund

Registration Statement on Form N-2 (File Nos. 333-282150; 811-24002)

Dear Ladies and Gentlemen:

On behalf of TCW Private Asset Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, filed on January 29, 2025 (File Nos. 333-282150; 811-24002) (the “Registration Statement”), in telephonic correspondence on February 21, 2025 from Lisa N. Larkin of the Staff to Pamela Poland Chen of Kirkland & Ellis LLP, outside counsel to the Fund. The Fund is filing Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Page 83 – Anti-Takeover and Other Provisions in the Declaration and Agreement of Trust

1.

Please include language specifically noting that the requirements of the Declaration of Trust requiring (i) shareholder actions to be joined by shareholders collectively holding shares representing 10% or more of the total combined net asset value of shares, (ii) shareholders taking such derivative action to undertake to reimburse the Fund for expenses in the event that the Trustees determine not to take such action, and (iii) shareholders to bring any claims in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware, do not apply to claims arising under the federal securities laws.

Response:

The Fund has added the disclosure set forth below, in response to this request, to the Amendment:

“The Declaration of Trust provides that a Shareholder may not bring a derivative action on behalf of the Fund unless: (a) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust); (b) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Declaration of Trust regarding the 10% Threshold and the Shareholder Undertaking do not apply to claims arising under the federal securities laws.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit but does not apply to claims arising under the federal securities laws.”

An amended and restated Declaration of Trust, containing provisions reflecting that the foregoing provisions do not apply to claims arising under the federal securities laws, has been filed as an exhibit to the Amendment.

STATEMENT OF ADDITIONAL INFORMATION

Page B-41 – Investment Restrictions

2.	Please delete “mortgage backed securities and mortgage-related securities” from the fundamental investment restriction set forth in Item 4 to this subsection.

Response:

The Fund has removed this disclosure in the Amendment in response to this request.

Page B-54 – Distributor

3.	Please add language to the Prospectus describing the indemnification provisions of the Distribution Agreement.

Response:

The Fund has added the disclosure set forth below in the Amendment in response to this request:

“Pursuant to the Distribution Agreement, the Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the federal securities laws. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the federal securities laws and in connection with the services rendered to the Fund.”

*  *  *  *  *  *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 (or by email at pamela.chen@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Pamela Poland Chen
Pamela Poland Chen

cc:  Peter Davidson, Esq., TCW Asset Backed Finance Management Company LLC

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